Exhibit 99.3

Corporate Code of Conduct

REPORTING A CONCERN

If you know of a violation, reasonably suspect a violation, or have a concern related to the Corporate Code of Conduct, you are expected to report these issues. TransAlta provides a safe and secure environment for people to make such a report. If possible and appropriate, approach the person involved or discuss the concern with your immediate supervisor. If for any reason you feel uncomfortable bringing the concern to the attention of your immediate supervisor, raise the concern with your immediate supervisor’s business leader, Human Resources, TransAlta Legal, Internal Audit, or call TransAlta’s Ethics Helpline. While TransAlta encourages individuals to raise concerns directly with someone at TransAlta, there are times when you may prefer to raise you concerns anonymously. If you wish to remain anonymous, you may prefer to raise your concerns using the Ethics Helpline. The Helpline is administered by an external service provider and all calls and emails will remain confidential and anonymous. There will be no retaliation for matters reported in good faith. Acting in “good faith” means that, to your knowledge, you are making an honest and complete report.

•	The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/US) and 1-800-40-5308 (Australia) (a confidential, anonymous phone line with 24-hour voice mail)

•	Via internet: www.transalta.com/ethics-helpline

TRANSALTA’S CORPORATE CODE OF CONDUCT

The Corporate Code of Conduct applies to all employees of TransAlta. While it provides a guide, it cannot address every ethical issue that may arise in our complex business. You are encouraged to seek clarification when needed from your immediate supervisor or from TransAlta Legal.

ETHICAL BEHAVIOUR

Improper Payments, Gifts and Entertainment

TransAlta and its employees must exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. TransAlta and its employees must ensure that all payments are necessary, lawful and properly documented. Gifts and entertainment vary across the world, but they are never in cash or negotiable securities, and should never compromise, or appear to compromise, TransAlta’s ability to make sound and objective decisions. Though giving or receiving a gift is not prohibited, the gift must not be excessive and must be within the limits of responsible and generally accepted business practice. If you are not sure whether a gift or entertainment is appropriate, speak with your immediate supervisor or with TransAlta Legal.

Compliance with Laws and Regulations

All employees must comply with all laws, rules and regulations applicable to TransAlta’s business in the countries in which it operates. Violations or potential violations of laws, rules and regulations must be reported to your immediate supervisor, TransAlta Legal, or to the Ethics Helpline.

Insider trading and trading blackouts

TransAlta and its employees shall comply with all applicable securities laws and regulations to ensure that material, non-public information (“inside information”), is disclosed in accordance with the law. No employees shall use inside information for personal profit or take advantage of insider information by providing information to others. For further guidance, refer to the Insider Trading Policy.

Conflict of Interest

Employees must avoid situations where personal interests could conflict, or appear to conflict, with their duties and responsibilities or the interests of TransAlta or its subsidiaries. A conflict of interest may occur where involvement in any activity, with or without the involvement of another party, prevents the proper performance of an employee’s duties for TransAlta. A conflict of interest may also occur where involvement in any activity creates, or appears to create, a situation where judgment or the ability to act in the best interests of TransAlta is affected. When faced with an actual or potential conflict of interest, employees must comply with the Conflict of Interest Policy. Contractors must also comply with their written contracts. If you are unsure of your responsibilities, check with your immediate supervisor or TransAlta Legal.

Fair Dealings

TransAlta adheres to principles of fair dealing in all its undertakings and endeavours to ensure that all of its policies, procedures and practices are free of deliberate or unintentional systemic barriers so that no one is unfairly advantaged. Taking unfair advantage through manipulation, concealment, abuse of power, misuse of confidential or privileged information, misrepresentation of material facts and other unfair dealing practices is unacceptable. An employee’s dealings with TransAlta’s shareholders, customers, business partners, potential business partners, suppliers, competitors, employees, contractors, government authorities, regulators, the general public and other stakeholders must be honest, fair, courteous, respectful, conducted with integrity and with due regard for the protection of the interests involved. TransAlta complies with all Canadian, United States and other applicable competition, antitrust, anti-bribery and anti-corruption laws applicable to the Corporation.

Corporate Opportunities

TransAlta’s employees are prohibited from taking advantage of opportunities discovered through the use of TransAlta’s property, information or position; using corporate property, information or position for personal gain; and are prohibited from competing with TransAlta.

Competition and Antitrust

Employees must not engage in activities that would constitute, or reasonably appear to constitute, an unreasonable restraint of trade, unfair trade practice or other anti-competitive course of conduct in violation of competition and antitrust laws. Some activities that may be governed by these laws include, but are not limited to, arrangements between competitors relating to price-fixing, bid rigging and fixing or limiting production or supply. Competition and antitrust laws differ from country to country and employees should receive input and guidance from TransAlta Legal if they are unsure whether their activities may be regulated by these laws.

Respectful work environment

TransAlta is committed to a work environment where all employees feel safe and are valued for the diversity they bring to our business. We honour domestic and internationally accepted labour standards and support the protection of human rights. TransAlta does not tolerate harassment or any acts of violence or threatening behaviour in the workplace. Generally speaking, harassment is any improper words or behaviour that demean, humiliate or embarrass a person. This includes touching, pushing, comments (including jokes and name-calling) and visual displays (such as posters and cartoons) that could be perceived as insulting, intimidating, humiliating, malicious or otherwise offensive or create an uncomfortable or threatening work environment. Behaviour that may promote physical violence in the workplace, or any sexual, religious, age-related or racial harassment is not tolerated. TransAlta has adopted specific policies to ensure a respectful work environment, and we refer you to HR Policies 5.4.2 (Human Rights and Discrimination) and 5.4.3 (Harassment and Violence Free Workplace).

We are committed to being a good corporate citizen and supporting and enhancing the communities in which we work and live. TransAlta gives back to the communities in which it does business by focusing on activities that make a meaningful difference. In recognition of its increasing international presence, TransAlta respects the cultures and customs of the places where it operates without compromising ethical standards. Some of the most important communities our business impacts are the Indigenous communities. We are committed to working with these communities to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on land, their culture and their traditional way of life. In addition to working with Indigenous communities, we also work hard to build and maintain relationships with other landowners and members of the communities in which we work and live. We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we work and live better places. TransAlta actively supports these organizations and encourages our employees to volunteer and contribute to charitable and other community-based organizations. Charitable donations should not, however, be made to improperly influence public officials or others.

Accounting and financial reporting

Policies and procedures ensure that all accounting and financial reporting comply with the relevant, generally accepted accounting principles and, where appropriate, the relevant rules and regulations. All TransAlta personnel have a responsibility to be aware of and ensure that the financial accounting policies’ 109, 202, 226 and 227 are followed.

TransAlta is committed to ensuring that we meet our accounting, financial and public disclosure obligations. The Audit and Risk Committee of the Board of Directors has established a Whistleblower Policy regarding the procedures for employees to report suspected financial wrongdoing confidentially or anonymously. For further guidance see Policy 004: Whistleblower Policy.

Privacy

TransAlta holds personal information about employees and other individuals and in doing so, recognizes the need to balance the rights of individuals to have their personal information protected and the need of an organization to collect, use and disclose information for reasonable purposes. TransAlta has adopted a policy which sets forth its responsibilities in ensuring this balance (see Policy 101: Privacy).

PROTECTING OUR REPUTATION, CUSTOMERS, INVESTORS AND THE ENVIRONMENT

Public Speaking

TransAlta employees must obtain prior approval from the Chief or Executive Officer of their department prior to accepting a public speaking engagement. TransAlta has designated officials who are authorized to speak on its behalf, in particular when responding to media inquiries. Employees should reference Policy 126: Release of Information to the Public and News Media for further guidance.

Communicating with Government Agencies, Regulators or other Officials

In all its dealings, TransAlta engages in transparent, honest and responsible communications. TransAlta employees and contractors should ensure when engaging with government/regulatory officials that they are authorized to represent TransAlta in these communications and that they have the knowledge to respond to their inquiries. For further guidance, employees and contractors should reference the Company’s Policy 126: Release of Information to the Public and News Media, as well as Policy 105: Disclosure of Information.

Representing TransAlta

While everyone has the right to express personal views, TransAlta employees will not participate in activities that may compromise our image or reputation. This includes activities that would disparage, defame, embarrass or harass employees, customers or vendors. This includes expressing views by any medium, including in print, or via any form of electronic communication (e.g. blogs, online social media, email or webpages). Employees should reference Policy 127: Social Media.

Use of company assets

Everyone who works for TransAlta shares responsibility for protecting company assets. Company assets include physical property and buildings, data, software, intellectual property, equipment, supplies, credit cards, communication resources, information networks, documents, knowledge and any other resources or property of TransAlta.

You must ensure the care, management and cost-effective use of TransAlta’s property. This includes protecting it from waste, theft, misuse, damage, loss or misappropriation. It’s important that all employees and contractors maintain, reasonably protect and ensure they can account for all company property assigned to them.

Using email and the Internet properly

TransAlta provides email and the Internet to employees and contract staff to conduct business, promote work-related research and enhance internal and external communication. This means you need to take reasonable care to protect TransAlta’s systems, reputation and information.

Remember that TransAlta’s property should only be used to advance its business purposes and goals. Limited personal use of TransAlta’s electronic systems is permitted if it is consistent with this Corporate Code of Conduct and applicable corporate policies, and does not interfere with a person’s work obligations. For further guidance, please see Administrative Policy 133: Information Technology Usage.

Investigations

TransAlta takes all reports of possible misconduct seriously. Any employee may report misconduct to their immediate supervisor or TransAlta Legal, or may report ethical violations to the Ethics Helpline. Reports will be thoroughly and confidentially investigated with the utmost respect, discretion and privacy for anyone who is involved to determine whether the Corporate Code of Conduct or the law has been violated. The services of internal and external experts may be engaged to investigate and resolve issues as necessary. Whenever necessary, TransAlta will take prompt, thorough and appropriate corrective action. Each of us has a responsibility to cooperate fully with investigations of alleged violations.

Annual Acknowledgement

Every year, TransAlta employees will be asked to sign an acknowledgement stating that they have read and understood the Corporate Code of Conduct and have complied to the letter and spirit of the Corporate Code of Conduct. Newly recruited employees must sign the acknowledgement when they start work at TransAlta. Any independent third party, such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests may also be asked to acknowledge the Corporate Code of Conduct principles and any other corporate policies applicable to their work.